CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

For the nine months ended May 31, 2015 and 2014

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These condensed consolidated interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these condensed consolidated interim financial statements, notes to condensed consolidated interim financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

		May 31,	August 31
	Note	2015	2014

ASSETS

Current
Cash	5	$2,684,925	$4,181,474
Amounts receivable	6	265,992	343,205
Marketable securities	7	137,000	160,400
Advances and prepaid expenses	8	66,522	84,176
		3,154,439	4,769,255

Equipment	9	171,401	188,909
Exploration and evaluation assets	10	359,163	316,816
		$3,685,003	$5,274,980

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$123,165	$208,012

Shareholders' equity
Share capital	12	29,667,503	29,667,503
Stock-based reserve		6,781,206	6,648,899
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(142,263)	(93,808)
Deficit		(36,818,672)	(35,229,690)
		3,561,838	5,066,968
		$3,685,003	$5,274,980
Nature and continuance of operations	1
Subsequent event	15

These consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on July 21, 2015.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“Kevin Nishi”
Kenneth Cunningham, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended		Nine months ended
	Note	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
Expenses
Consulting		$30,947	$30,558	$92,842	$90,629
Depreciation		11,991	18,308	37,487	53,905
Directors fees		10,284	6,616	27,347	21,880
Exploration and evaluation expenditures	10	315,860	430,259	1,052,290	1,542,847
Exploration and evaluation expenditure recoveries	10	(146,882)	(109,627)	(413,849)	(531,092)
Foreign exchange		32,429	17,141	36,367	(9,305)
Insurance		7,271	8,834	22,198	28,840
Investor relations		21,237	21,814	57,585	58,606
Management fees earned		(18)	(7)	(843)	(604)
Office rent, telephone, secretarial, sundry		38,536	20,826	121,408	91,727
Professional fees		856	4,020	11,016	10,043
Stock-based compensation	12	-	14,736	132,307	98,677
Travel and business promotion		16,517	53,925	59,246	115,010
Transfer agent, filing and regulatory fees		4,266	1,987	36,352	34,483
Wages and benefits		117,936	118,410	325,289	502,588
		(461,230)	(637,800)	(1,597,042)	(2,108,234)

Interest earned		1,914	16,453	25,980	56,770
Write-off of exploration and evaluation assets	10	-	(33,600)	(15,555)	(33,600)
Gain / (Loss) on disposal of equipment		(236)	-	16,258	-
Loss on sale of marketable securities		(18,623)	-	(18,623)	(38,000)
		(16,945)	(17,147)	8,060	(14,830)
Loss for the period		(478,175)	(654,947)	(1,588,982)	(2,123,064)
Items that are or may be reclassified to profit or loss
Marketable securities - net change in fair value		(1,000)	(121,020)	2,850	(52,870)
Marketable securities - reclassified to profit or loss		24,063	-	24,063	38,000
Foreign currency translation differences for foreign operations		5,191	69,591	(75,368)	38,400
Comprehensive loss for the period		$(449,921)	$(706,376)	$(1,637,437)	$(2,099,534)
Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding		74,140,252	74,040,252	74,140,252	74,040,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Nine months ended
	May 31, 2015	May 31, 2014
Cash provided from (used for):

Operating activities
Loss for the period	$(1,588,982)	$(2,123,064)
Items not affecting cash:
Depreciation	37,487	53,905
Unrealized foreign exchange (gain) loss	(239,167)	(36,660)
Write-off of exploration and evaluation assets	15,555	33,600
Stock-based compensation	132,307	98,677
Gain on disposal of equipment	(16,258)	-
Loss on sale of marketable securities	18,623	38,000
Change in non-cash working capital items:
Amounts receivable	180,037	(36,413)
Advances and prepaid expenses	17,654	34,277
Accounts payable and accrued liabilities	(84,847)	(147,325)
	(1,527,591)	(2,085,003)

Investing activities
Exploration and evaluation asset acquisitions	(160,403)	(331,557)
Exploration and evaluation asset recoveries	40,305	105,002
Proceeds from sale of equipment	35,047	-
Proceeds from sale of marketable securities	31,690	2,000
Equipment purchases	(28,856)	(2,693)
	(82,217)	(227,248)

Effect of foreign exchange on cash	113,259	15,413

Change in cash for the period	(1,496,549)	(2,296,838)

Cash, beginning of the period	4,181,474	7,116,543

Cash, end of the period	$2,684,925	$4,819,705

Supplementary disclosure with respect to non-cash financing and investing

Non-cash investing and financing activities:
Exploration and evaluation asset recoveries in amounts receivable	$102,824	$-

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2013	74,040,252	$29,652,503	$6,535,486	$4,074,064	$(23,224)	$(117,255)	$(32,477,600)	$7,643,974

Stock-based compensation	-	-	98,677	-	-	-	-	98,677
Marketable securities reclassified to profit or loss	-	-	-	-	-	38,000	(38,000)	-
Comprehensive loss for the period	-	-	-	-	38,400	(52,870)	(2,085,064)	(2,099,534)
Balance, May 31, 2014	74,040,252	$29,652,503	$6,634,163	$4,074,064	$15,176	$(132,125)	$(34,600,664)	$5,643,117

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2014	74,140,252	$29,667,503	$6,648,899	$4,074,064	$(37,703)	$(56,105)	$(35,229,690)	$5,066,968

Stock-based compensation	-	-	132,307	-	-	-	-	132,307
Marketable securities reclassified to profit or loss	-	-	-	-	-	24,063	(24,063)	-
Comprehensive loss for the period	-	-	-	-	(75,368)	2,850	(1,564,919)	(1,637,437)
Balance, May 31, 2015	74,140,252	$29,667,503	$6,781,206	$4,074,064	$(113,071)	$(29,192)	$(36,818,672)	$3,561,838

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at May 31, 2015, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as our annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with our annual consolidated financial statements for the year ended August 31, 2014.

1

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries and their respective Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2014.

New standards, interpretations and amendments yet to be effective:

i.	Effective for annual periods beginning on an undetermined date, proposed January 1, 2018.

New standard IFRS 9 Financial Instruments
Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted this revised standard and is currently assessing the impact that this standard could have on future financial statements.

2

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2015	August 31, 2014
Cash	FVTPL	$2,684,925	$4,181,474
Amounts receivable	Loans and receivables	265,992	343,205
Marketable securities	Available-for-sale	137,000	160,400
Advances	Loans and receivables	29,256	22,949
Accounts payable and accrued liabilities	Other liabilities	123,165	208,012

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair Values:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2015
	Level 1	Level 2	Level 3
Cash	$2,684,925	$-	$-	$2,684,925
Available-for-sale securities	137,000	-	-	137,000
Total	$2,821,925	$-	$-	$2,821,925

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014.

3

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

5.	CASH

	As at May 31, 2015	As at August 31, 2014
Canadian dollar denominated deposits	$247,822	$4,017,125
US dollar denominated deposits	2,369,987	61,901
Colombian Peso denominated deposits held in Colombia	67,116	102,448
Total	$2,684,925	$4,181,474

6.	AMOUNTS RECEIVABLE

	As at May 31, 2015	As at August 31, 2014
Amounts due from funding partners	$258,726	$332,359
Amounts due from the Government of Canada pursuant to GST input tax credits	1,930	2,075
Other amounts receivable	5,336	8,771
Total	$265,992	$343,205

7.	MARKETABLE SECURITIES

At May 31, 2015, the Company had the following marketable securities recognized at fair value:

			May 31, 2015
Available-for-sale Securities	Number of Shares	Cost	Unrealized gains (losses) for the nine month period ended	Accumulated unrealized holding gains (losses)	Fair Value as at May 31, 2015
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	400,000	$147,792	$15,500	$(27,792)	$120,000
Prism Resources Inc. (“Prism”)	200,000	18,400	(1,400)	(1,400)	17,000
		$166,192	$14,100	$(29,192)	$137,000

On May 5, 2015, the Company sold 250,000 shares of NuLegacy for net proceeds of $31,690 ($0.12676 per share) and recorded a loss on sale of marketable securities of $18,623. The accumulated loss of $24,063 was reclassified from other comprehensive loss to profit or loss in the period.

4

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at May 31, 2015	As at August 31, 2014
Advances held by employees in the USA	$4,975	$4,349
Advances held by employees and suppliers in Colombia	24,281	18,600
	29,256	22,949
Prepaid expenses in Canada	19,232	34,173
Prepaid expenses in the USA	17,542	26,291
Prepaid expenses in Colombia	492	763
Total	$66,522	$84,176

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment	TOTAL

Cost
At August 31, 2014	$24,324	$219,569	$18,706	$248,293	$83,780	$120,056	$714,728
Assets acquired	-	-	-	-	3,444	25,412	28,856
Assets disposed of	-	(4,531)	-	(41,482)	-	(41,494)	(87,507)
Foreign exchange adjustment	-	30,932	2,691	29,748	-	-	63,371
At May 31, 2015	$24,324	$245,970	$21,397	$236,559	$87,224	$103,974	$719,448

Accumulated depreciation
At August 31, 2014	$22,299	$191,035	$14,624	$181,718	$55,332	$60,811	$525,819
Depreciation for the period	423	5,896	668	5,137	9,675	15,688	37,487
Assets disposed of	-	(2,331)	-	(30,143)	-	(34,878)	(67,352)
Foreign exchange adjustment	-	27,460	2,136	22,497	-	-	52,093
At May 31, 2015	$22,722	$222,060	$17,428	$179,209	$65,007	$41,621	$548,047

Carrying amounts
At August 31, 2014	$2,025	$28,534	$4,082	$66,575	$28,448	$59,245	$188,909

At May 31, 2015	$1,602	$23,910	$3,969	$57,350	$22,217	$62,353	$171,401

5

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and/or share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at May 31, 2015, are as follows:

	August 31, 2014	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	May 31, 2015
Nevada:
Iron Point	$52,979	$-	$-	$-	$7,620	$60,599
Kibby Flat	10,189	-	-	-	1,466	11,655
Mustang	56,184	-	-	-	8,082	64,266
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
	119,352	-	-	-	17,168	136,520
Alaska:
Willow Creek	163,095	-	-	-	23,460	186,555

Colombia:
Cerro Oro	-	102,824	(102,824)	-	-	-
Minagrande	15,555	-	-	(15,555)	-	-
Oribella	18,814	57,579	(40,305)	-	-	36,088
Pavo Real	-	-	-	-	-	-
	34,369	160,403	(143,129)	(15,555)	-	36,088
	$316,816	$160,403	$(143,129)	$(15,555)	$40,628	$359,163

6

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2014, consolidated financial statements and only material differences to those agreements or new agreements are noted herein.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the nine month period ended May 31, 2015, and 2014 are as follows:

	Nine months ended May 31, 2015			Nine months ended May 31, 2014
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Big Blue	$14,294	$-	$14,294	$56,869	$-	$56,869
East Spruce	-	-	-	11,832	-	11,832
General exploration	13,315	-	13,315	110,749	-	110,749
Iron Point	16,619	-	16,619	52,734	-	52,734
Kibby Flat	12,543	-	12,543	35,497	-	35,497
Mustang	17,552	-	17,552	31,799	-	31,799
Red Canyon	-	-	-	110,200	(111,652)	(1,452)
Red Hill	17,147	-	17,147	76,206	-	76,206
Redlich	-	-	-	14,911	-	14,911
	91,470	-	91,470	500,797	(111,652)	389,145

Alaska:
Willow Creek	79,484	-	79,484	143,635	-	143,635

Colombia:
Alliance expenditures	489,654	(342,758)	146,896	599,200	(419,440)	179,760
General exploration	320,591	-	320,591	299,215	-	299,215
Prism Option	71,091	(71,091)	-	-	-	-
	881,336	(413,849)	467,487	898,415	(419,440)	478,975
Total	$1,052,290	$(413,849)	$638,441	$1,542,847	$(531,092)	$1,011,755

a)	Red Hill Property, Eureka County, Nevada

On May 22, 2015, the Company terminated the lease on the Red Hill property and returned the property to the lessor, Nevada North Resources, U.S.A., Inc., with no further obligations on the property.

7

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

b)	Willow Creek, Willow Creek mining district, Alaska

The Company signed an exploration and option to joint venture agreement (the “Agreement”) with Gold Torrent, Inc. (“Gold Torrent”) on its Willow Creek project (the “Property”) in Alaska, effective November 5, 2014. The Agreement replaces the letter of intent announced on August 6, 2014.

The Agreement provides for the exploration for and possible development of mining of minerals on the Property, the grant to Gold Torrent of the option and right to earn an interest in the Property and to form a limited liability joint venture (the “Joint Venture”) on Gold Torrent completion of its initial work obligation in the amount of US$1,070,000 (the “Initial Earn-in Obligation”) by November 5, 2015. On Gold Torrent’s performance of the Initial Earn-In Obligation, Gold Torrent shall have the option to acquire a vested undivided twenty percent (20%) interest in the Property and form the joint venture. Miranda and Gold Torrent will then execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Earn-In Deadline	“Earn-In Amount”	Cumulative “Earn-In Amount”	Participating Interest
November 5, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5, 2017	US$ 6,490,000	US$10,000,000	70%

The parties will proportionately fund any capital expenditures in excess of US$10,000,000 (the “Excess Capital”). Miranda will receive 10% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its Cumulative Earn-in Amount, Miranda will then receive 20% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2015	As at August 31, 2014
Trade and other payables in Canada	$305	$53,815
Trade and other payables in the USA	-	83,332
Trade and other payables in Colombia	30,791	36,092
Funding partner funds held exclusively for expenditures in Colombia	71,009	-
Amounts payable and accrued liabilities to related parties	21,060	34,773
Total	$123,165	$208,012

8

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2015

There were no share issuances during the nine-month period ended May 31, 2015.

Fiscal 2014

There were no share issuances during the nine-month period ended May 31, 2014.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the nine-month period ended May 31, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Granted	Exercised	Expired	Balance, May 31, 2015
September 26, 2015	$0.560	1,435,000	-	-	(205,000)	1,230,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
October 21, 2016	$0.400	1,510,000	-	-	(195,000)	1,315,000
September 24, 2017	$0.305	1,345,000	-	-	(140,000)	1,205,000
October 17, 2018	$0.155	1,142,500	-	-	(190,000)	952,500
September 3, 2019	$0.145	-	1,340,000	-	(100,000)	1,240,000
February 16, 2020	$0.145	-	100,000	-	-	100,000
		5,482,500	1,440,000	-	(830,000)	6,092,500
Weighted average exercise price		$0.370	$0.145	$-	$0.337	$0.322

As at May 31, 2015, the weighted average remaining contractual life of the options outstanding was 2.3 years.

As at May 31, 2015, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.322. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at May 31, 2015, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of May 31, 2015, being $0.075.

9

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2015

During the nine-month period ended May 31, 2015, the Company recorded $132,307 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530;
b)	immediate vesting of the 1,340,000 options granted September 3, 2014 of $117,769; and
c)	immediate vesting of the 100,000 options granted February 16, 2015 of $7,008.

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option. The fair value of the 100,000 options granted on February 16, 2015, was determined using a risk free interest rate of 0.65%, an expected volatility of 95.11%, an expected life of 3.81 years, and an expected dividend of zero for a total fair value of $7,008 or $0.0701 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2014

During the nine-month period ended May 31, 2014, the Company recorded $98,677 in stock-based compensation expense for options vesting in the period as follows:

d)	vesting portion of options granted October 17, 2013, of $88,007; and
e)	vesting portion of options granted September 24, 2012, of $10,670.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the nine months ended May 31, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Issued	Exercised	Expired	Balance, May 31, 2015
December 19, 2017	$0.375	20,835,800	-	-	-	20,835,800
		20,835,800	-	-	-	20,835,800

Weighted average exercise price		$0.375	$-	$-	$-	$0.375

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

10

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary,corporate compliance services and financial reporting

Mine Development Associates (“MDA”)	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
Consulting fees - GO	$30,947	$30,551	$92,842	$90,065
Consulting fees - MDA	-	5,986	1,746	5,986
Office and general expenses	793	1,875	3,352	4,757
Total	$31,740	$38,412	$97,940	$100,808

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

The Company and Red Eagle were related parties in fiscal 2014 and early 2015, in that they had directors in common, being Ken Cunningham and Ian Slater.

The Company and MDA were related parties in that Steve Ristorcelli was a director of Miranda and a senior executive with MDA.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the nine-month period ended May 31, 2015, and 2014 were as follows:

	Three months ended		Nine months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
Consulting fees	$30,947	$36,537	$94,558	$96,051
Wages and directors fees (1)	121,225	105,973	360,731	314,296
Stock-based compensation	-	9,941	87,747	66,061
Total	$152,172	$152,451	$543,066	$476,408

(1) – a portion of Joseph Hebert’s wages are included in exploration and evaluation expenditures

11

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2015
(Unaudited - stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	SUBSEQUENT EVENTS

Subsequent to May 31, 2015, the Company:

a)	issued 100,000 shares and paid US$100,000 to ExpoGold pursuant to the Pavo Real option agreement.

12

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2015

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the nine months ended May 31, 2015 (the “Financial Report”), and with the audited consolidated financial statements for the years ended August 31, 2014, and 2013 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to July 21, 2015.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska, and Colombia, with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

Highlights of Activities and Property Updates

The highlights of the Company’s activities in the three months ended May 31, 2015, and up to the date of this MD&A, include the following:

Colombia Projects - Alliance

Antares

Miranda has signed a Letter of Intent with Activos Mineros de Colombia SAS to acquire six applications that are contiguous with four existing Miranda applications comprising the Antares Project, Colombia. Miranda has until August 8, 2015, to satisfactorily complete the 60-day due diligence, before entering into a mining lease on Antares.

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Details of the Antares project:

•	The combined project covers 10,500 hectares. It is located 20km east northeast of Medellin and 45km west southwest of the Gramalote deposit within the Antioquia Batholith;

•
Gramalote (4M ounces gold, owned by B2 Gold and Anglo Ashanti), is a large intrusive related gold system that is noted for large areas of historic open cut hydraulic mining. Similarly, the Antares project contains eight large pits that were a result of historic hydraulic gold mining of in situ weathered granite. Mined areas commonly show subparallel high density fracturing and veinlets within the granitic host rock. Clays and hematite are the dominant alteration types; locally veins show distinctive alteration selvages that may be relict feldspar and potassic alteration. The dominant structures on both the fracture scale and project scale are northeast. An alignment of hydraulic workings and adits suggests that the Antares mineralization extends for 5.5km;

•
Systematic 2m-interval channel sampling by Miranda within the Santa Rita hydraulic pit shows an area of 310m by 160m of near continuous mineralization where sample intervals composite above 0.4 g Au/t. The better continuous runs of channel samples within the larger anomaly include 32m of 1.24 g Au/t and 18m of 1.5 g Au/t. This mineralization is open in two directions and extends to the limit of the pit. A small road cut exposure approximately 150m north of the pit limit shows 4m of 2.6 g Au/t and this mineralization may be continuous with the mineralization in the pit;

•
Miranda sampling shows that the central project area is within the footprint of a very strong stream sediment anomaly that covers approximately 12sq km. Of fifteen stream sediment samples that make up this anomaly, all are more than 100ppb, and seven of fifteen are greater than 500ppb Au with a high of 9,820ppb Au. Numerous other high-grade stream sediments samples require follow-up and definition elsewhere on the project;

•
Miranda’s exploration model is for an intrusive-related sheeted vein-fracture system analogous to the Gramalote deposit. The resource at Gramalote consists of five or more parallel, northeast mineralized strands. The strands probably reflect structures of a regional dilational framework that is also prevalent and important for exploration at Antares. Exploration will begin in and around the Santa Rita pit while identifying other mineralized zones along a 5.5km trend, especially in the large stream sediment anomaly;

•
Antares is subject to the Agnico Eagle Mines, Ltd (“Agnico”) and Miranda exploration alliance, and Agnico will be provided with a Target Report to determine if they wish participate in the project; and

•
The signed LOI, subject to Miranda satisfactorily completing 60 days due diligence, sets the terms to enter into a renewable fifty-year mining lease. Under the terms of the lease, Miranda would pay US$60,000 on signing and an additional US$60,000 would be due on the first anniversary of the lease. A US$70,000 payment would be due within 30 days of the registration of the mining concession in the National Register of the core application and subsequent annual payments will be required on the anniversary of that registration date until the payments of a 1.8 % production royalty commence from commercial production. Annual work requirements to a cumulative $2 million would be required over six years, but this work commitment could be suspended for any two year period in which Miranda does not have a partner funding the work at Antares.

Oribella

Miranda submitted a "Target Report" to Agnico in the 4th quarter of 2014 as the first step towards possible acceptance of Oribella as a "Designated Property" pursuant to the Strategic Alliance agreement. Once a property is submitted, Agnico can: (1) accept it as a joint venture whereby they would be solely responsible for funding future exploration; (2) reject the project at which time Miranda can seek a 3rd party joint venture; or (3) request that specific additional work be done to demonstrate that the property has the size potential to be of interest to Agnico. Agnico has requested trenching and channel sampling to demonstrate continuity of mineralization (gold and copper) prior to considering Oribella as a Designated Property. This work is underway and once samples are assayed a revised report will be submitted to Agnico.

2

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Miranda also recently met with the president of the Agencia National de Mineria (ANM) to request assistance in obtaining a license for the northern part of the property which is currently held under a mining application. Assurances were given that the government would work with us on the license.

Colombia Projects – Prism Resources Inc.

Cerro Oro

Currently, Miranda is conducting a “Consulta Previa” or “consultation” with local and indigenous peoples near the project as a requirement of the Colombian mining law. Once this permit is obtained, a mapping, trenching and a soil sampling program funded by Prism Resources Inc. (“Prism”) will begin - with the aim of delineating drill targets for the 2016 season. Prism Resources will also commission a technical report on the property.

Recently, the Company and Prism jointly provided an update on work completed on the Cerro Oro project, Caldas Department, Colombia. Highlights from that news release were as follows:

•
Cerro Oro is a robust low-sulfidation epithermal gold system with the potential to provide substantially higher grades than the typical low-grade porphyries seen in the Cauca Belt. Geologic investigations at Cerro Oro suggest that high-grade feeder veins act as conduits to mineralize adjacent permeable and well fractured wall rock over substantial widths;

•
Reconnaissance prospecting, mapping and 286 channel samples by Miranda in the last year have identified numerous 1-2m wide, high-grade gold veins, coarse stibnite (+/- gold) veins and broad zones of lower grade fracture-controlled, stockwork and disseminated gold mineralization. Visible gold can be panned from almost any grade range of channel samples, and also from all drainages on the project. Hydraulic mining of gold from in-situ rock in creek beds has a long history in the district;

•
The veins provide assay results over 1 to 2m widths from less than 3 g Au/ up to 15 g Au/t. Eleven small artisan adits on the property explore parallel veins along a 1.5km northeast strike length. Locally fractured wall rock adjacent or distal to the veins carry values from less than 0.300 g Au/t up to 2m @ 7.04 g Au/t and 6.5m @ 1.94 g Au/t. The best and most consistent wall rock values occur in drainages that parallel the northeast trend of adits. Exposure is extremely limited outside of drainages and adits, but mapping suggests alteration and mineralization occur over a 1.5sq km area;

•
The veins display two stages of abundant adularia. Bladed quartz after calcite is observed on artisan mine dumps. Adularia and bladed quartz both indicate proximity to boiling zones, which can be associated with bonanza grade gold mineralization. Multistage quartz and particularly multistage adularia can represent overprinting mineralization events that enrich gold vein grades. Commonly stibnite (Sb) occurs as a high-level mineral above gold in epithermal veins. Thus the coarse stibnite rich-gold poor veins may contain high-gold at depth;

•	The exploration model for Cerro Oro is for a series of parallel northeast trending, high-grade veins, that occur internal to broad zones of lower grade gold in surrounding permeable wall rock; and

•
Planned exploration is straightforward and efficient and drill targets can be advanced quickly. The vein geometries will be defined with trenching and sampled, and then trenching will be extended perpendicular to the veins to identify better widths and grades of mineralized wall rock. Auger or hand dug sampling pits will be assayed along and beyond the 1.5km extent of known veins. Drilling will proceed to test high-grade vein and lower grade adjacent wall rock exposed at surface. Completing a pending surface agreement with a large private land owner, the trenching of veins and wall rock and soil anomaly definition could start in July, 2015. Exploring parts of the 1.5km vein trend a will require the completion of a Consulta Previa (A requirement to advise local indigenous peoples prior to exploration work) currently in progress. Drilling could proceed in early 2016.

3

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Colombia Projects – Other

Pavo Real

Red Eagle Mining Corp. (“Red Eagle”) recently terminated the joint venture agreement at Pavo Real in order to focus its time and treasury on permitting and building its San Ramon underground mine in Colombia. Red Eagle drill tested several target areas and conducted property wide geochemical surveys, spending $4 million on the project. Soil sampling on the south end of the property produced a large untested gold anomaly and Miranda is seeking a new partner to drill test this area.

Alaska Project – Willow Creek

Management of Gold Torrent have advised us that they plan to fast-track the Coleman deposit into production in 24 to 30 months. They state that initial production estimates are for 21,000 ounces of gold annually from the mining and milling of 150 tons per day. Gold Torrent states that they anticipate achieving +80% recovery through gravity (tables and spiral concentrators) without the use of chemicals which should expedite permitting. Their stated expected milestones for 2015 include:

•	A new resource estimate based on independent review and modeling of deposit. This report is anticipated within two months and the expectation is that the resource will increase in size;

•
Completion of a Preliminary Feasibility Study by mid-2015. This document will provide both Gold Torrent and Miranda insight into the capital and operating costs, cash flows and internal rate of return of mining the Coleman deposit;

•	Mine planning. Gold Torrent is in the process of determining the optimum method to access the Coleman deposit for the least amount of capital;

•	Life of Mine production scheduling;

•	Mill process design and location;

•	Initiate all aspects of permitting including baseline studies, water, air, and discussions with local communities and area stakeholders; and

•	Possible rehabilitation of the Enserch tunnel to access the Lucky Shot vein system for production and drilling.

Gold Torrent advises that, while no drilling is planned for 2015, modeling of the old underground workings and underground samples will provide exploration targets for 2016. Both parties agree that with the rehabilitation of the Enserch tunnel, targets can be best drilled from underground drill stations.

Nevada Projects

Red Canyon

Miranda is hoping to finalize a joint venture/purchase agreement with Montezuma pending consent to assignment of the lease by the owner to Montezuma.

Red Hill, Iron Point, Kibby Flats and Mustang

Miranda is attempting to monetize its remaining Nevada holdings in order to focus on Colombia. This decision was made, not because we no longer believe Nevada will yield discoveries, but rather we feel that we can make a significant discovery in Colombia sooner than in Nevada. We feel that Colombia, as a frontier jurisdiction with its rich mineral endowment, will provide the fastest route to a large grassroots discovery.

On May 1, 2015, the Company reported that the purchase and sale agreement announced on March 2, 2015, for the Red Hill, Iron Point, Kibby Flats, and Mustang projects was terminated due to the purchaser’s failure to complete the conditions of closing the agreement by April 30, 2015.

4

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Results of Operations

For the three and nine months ended May 31, 2015 and 2014

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014
	$	$	$	$
Loss for the period	478,175	654,947	1,588,982	2,123,064
Exploration and evaluation expenditures	315,860	430,259	1,052,290	1,542,847

	Decrease is due to management’s focus on the Colombia projects and the planned exit from Nevada.		Decrease is due to management’s focus on the Colombia projects and the planned exit from Nevada.

Exploration and evaluation expenditure recoveries	(146,882)	(109,627)	(413,849)	(531,092)

	Increase is in relation to the recoverable exploration spend in Colombia.		Decrease is in relation to the associated drop in the recoverable exploration spend in Nevada.

Office rent, telephone, secretarial, and sundry	38,536	20,826	121,408	91,727

	Increase is due to corporate development training costs and costs to close the Elko, Nevada exploration office.

Stock-based compensation	-	14,736	132,307	98,677

	Decrease is due to no options vesting in the current period.		Increase is due to the granting of 300,000 more stock options in the current period than in the comparative period, along with the immediate vesting of the most recent stock option grant.

Travel and business promotion	16,517	53,925	59,246	115,010

	Decrease is due to management’s efforts to reduce the annual cash expenditures and focus on a select few conferences.

Wages and benefits	117,936	118,410	325,289	502,588

	No material difference: by the third quarter of 2014, we were experiencing the full savings due to the staff terminations in Elko, Nevada.		Decrease is due to staff reductions in Elko, Nevada.

5

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31, 2015 $	February 28, 2015 $	November 30, 2014 $	August 31, 2014 $	May 31, 2014 $	Feb 28, 2014 $	Nov 30, 2013 $	August 31, 2013 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(478,175)	(525,935)	(584,872)	(627,848)	(654,947)	(571,876)	(896,241)	(852,548)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint-venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

6

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

The Company began the 2015 fiscal year with cash of $4,181,474. In the nine months ended May 31, 2015, the Company expended $1,527,591 on operating activities; expended $82,217 on investing activities, with a $113,259 positive effect of foreign exchange on cash, to end on May 31, 2015, with $2,684,925 in cash.

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014
	$	$	$	$
Change in cash for the period	(656,742)	(679,771)	(1,496,549)	(2,296,838)
Cash used in operating activities	(623,652)	(618,750)	(1,527,591)	(2,085,003)

Cash used in investing activities	(112,970)	(63,408)	(82,217)	(227,248)
- including cash used to purchase exploration and evaluation assets	(160,403)	(167,717)	(160,403)	(331,557)
- including cash recovered from funding partners for E&E assets	40,305	105,002	40,305	105,002
- including proceeds from the sale of surplus equipment	2,200	-	35,047	-
- including proceeds from the sale of marketable securities	31,690	-	31,690	2,000

Effect of foreign exchange on cash	79,880	2,387	113,259	15,413

At the date of this MD&A, the Company has 6,092,500 stock options outstanding, all of which are exercisable, and 20,835,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments, albeit, none of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

7

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting

Mine Development Associates (“MDA”)	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
Consulting fees - GO	$30,947	$30,551	$92,842	$90,065
Consulting fees - MDA	-	5,986	1,746	5,986
Office and general expenses	793	1,875	3,352	4,757
Total	$31,740	$38,412	$97,940	$100,808

Advances held by employees in the USA at May 31, 2015, amounted to $4,975 (August 31, 2014 - $4,349) and accounts payable and accrued liabilities to related parties at May 31, 2015, amounted to $21,060 (August 31, 2014 - $34,773).

The Company and Red Eagle were related parties in fiscal 2014 and early 2015, in that they had directors in common, being Ken Cunningham and Ian Slater.

The Company and MDA were related parties in that Steve Ristorcelli was a director of Miranda and a senior executive with MDA.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the nine months ended May 31, 2015 and 2014 were as follows:

	Three months ended		Nine months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
Consulting fees	$30,947	$36,537	$94,558	$96,051
Wages and directors fees (1)	121,225	105,973	360,731	314,296
Stock-based compensation	-	9,941	87,747	66,061
Total	$152,172	$152,451	$543,066	$476,408

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

8

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Refer to Note 4 of the Company’s unaudited interim condensed consolidated financial statements for the nine months ended May 31, 2015 for disclosure regarding the Company’s financial instruments. There has been no change in designation of financial instruments or nature of risks in the nine months ended May 31, 2015. The Company’s financial instruments consist of cash, amounts receivable, marketable securities, advances, accounts payable and accrued liabilities. The Company does not hold any complex financial instruments or derivatives. The cash is held to fund ongoing exploration work and head office costs. Amounts receivable and accounts payable relate to regular working capital requirements.

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions could be significant in this market; however, it does not hedge its foreign exchange risk.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Balances at May 31, 2015, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	1,905,593	136,415,174	2,437,103
Amounts receivable	208,029	-	258,726
Advances and deposits	4,000	49,351,055	29,256
	2,117,622	185,766,229	2,725,085
Accounts payable and accrued liabilities	(70,799)	(63,989,120)	(166,627)
Net foreign currency monetary assets	2,046,823	121,777,109	2,605,550

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $260,555 in the period.

(c)
Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(d)
Publicly-traded Securities Price Risk: Publicly-traded securities price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to publicly-traded securities price risk related to its holdings in marketable securities. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in these prices will not occur.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2015

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2014, dated as of December 16, 2014, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at May 31, 2015	74,140,252	20,835,800	6,092,500
Issuance of common shares: June 2, 2015	100,000	-	-
Balance as of the date of this MD&A	74,240,252	20,835,800	6,092,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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